Profit and Loss YTD Comparison

PINGREE MFG L3C

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY YTD)
Income		
Cash Back Rewards	2,463.90	1,743.08
Grant and Donation Income	20,000.00	5,500.00
Sales of Leather Goods	479,929.77	413,919.94
Sales of Product Income	50,065.39	13,266.38
Service/Fee Income	17,855.43	30,818.20
Unapplied Cash Payment Income	50.00	
Sales		0.00
Total for Income	**$570,364.49**	**$465,247.60**
Cost of Goods Sold		
Direct Labor	258,231.82	234,240.36
Goods Purchased for Resale	44,925.88	12,871.58
Payroll Taxes	26,670.89	24,931.89
Production Materials	49,627.58	56,400.52
Production Supplies	2,159.42	
Subcontract Services	1,746.16	6,778.21
Temporary Labor		500.00
Total for Cost of Goods Sold	**$383,361.75**	**$335,722.56**
Gross Profit	**$187,002.74**	**$129,525.04**
Expenses		
Advertising & Marketing	54,021.33	22,269.35
Auto Expenses	1,041.87	1,492.40
Bank Charges & Fees	535.42	192.68
Building Repairs & Maintenance	9,061.59	3,257.09
Commissions	17,560.08	14,148.75
Computer Expenses	736.79	470.02
Contractors	665.65	257.50
Employee Relations	734.04	2,764.78
Equipment Rental	131.77	
Equipment Repairs & Maintenance	150.00	1,513.60
Insurance	12,126.47	9,135.83
Interest Paid	2,747.59	11,498.23
Legal & Professional Services	1,451.74	3,289.99
Office Supplies & Software	2,399.41	1,626.45
Other Business Expenses	-5,000.00	
Parking	210.00	
Payroll Processing	1,446.49	1,528.05
QuickBooks Payments Fees	2,476.39	1,923.59
Rent & Lease	30,219.00	36,587.16

Profit and Loss YTD Comparison

PINGREE MFG L3C

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY YTD)
Sales Order Fees	12,809.16	10,638.98
Shipping Expenses	5,634.67	4,281.06
Taxes & Licenses	7,049.66	1,454.74
Telephone & Cell Phone	383.23	250.76
Travel	15.00	505.49
Utilities	8,769.32	6,355.97
Total for Expenses	**$167,376.67**	**$135,442.47**
Net Operating Income	**$19,626.07**	**-$5,917.43**
Other Income		
Interest Income	44.48	10.78
Total for Other Income	**$44.48**	**$10.78**
Other Expenses		
Depreciation Expense	6,620.04	6,620.00
Gain/Loss on Disposition of Assets	3,540.67	
Total for Other Expenses	**$10,160.71**	**$6,620.00**
Net Other Income	**-$10,116.23**	**-$6,609.22**
Net Income	**$9,509.84**	**-$12,526.65**